                                                Filed Pursuant to Rule 424(b)(3)
                                           Registration Statement No. 333-112367

   PRICING SUPPLEMENT TO THE PROSPECTUS SUPPLEMENT NO. 373 DATED FEBRUARY 6,
                                2004 -- NO. 458

(GOLDMAN SACHS LOGO)
                         THE GOLDMAN SACHS GROUP, INC.
                          Medium-Term Notes, Series B
                           -------------------------

                                  E50,000,000

                      Exchangeable Notes due December 2008
             (Exchangeable for Ordinary Shares of BASF Corporation)

                           -------------------------

     This pricing supplement and the accompanying prospectus supplement no. 373, relating to the exchangeable notes, should be read together. Because the exchangeable notes are part of a series of our debt securities called Medium-Term Notes, Series B, this pricing supplement and the accompanying prospectus supplement no. 373 should also be read with the accompanying prospectus dated February 6, 2004, as supplemented by the accompanying prospectus supplement dated February 6, 2004. Terms used here have the meanings given them in the accompanying prospectus supplement no. 373, unless the context requires otherwise.


     The exchangeable notes offered by this pricing supplement, which we call the "notes" or the "offered notes", have the terms described in the accompanying prospectus supplement no. 373, as supplemented or modified by the following:

ISSUER: The Goldman Sachs Group, Inc.

FACE AMOUNT: E50,000,000 in the aggregate for all the offered notes

ORIGINAL ISSUE PRICE: 100% of the face amount

NET PROCEEDS TO THE ISSUER: 99.7% of the face amount

TRADE DATE: December 6, 2004

SETTLEMENT DATE (ORIGINAL ISSUE DATE): December 13, 2004

STATED MATURITY DATE: December 15, 2008, unless extended for up to six business days

INTEREST RATE (COUPON): 0.0% per annum; the offered notes will not bear interest

INDEX STOCK AND INDEX STOCK ISSUER: ordinary shares of BASF Corporation

SPECIFIED CURRENCY: euro (EUR or E); any payments of principal on the notes will be made in euro, except in limited circumstances as described in "Description of Debt Securities We May Offer -- Payment Mechanics for Debt Securities" in the accompanying prospectus dated February 6, 2004.

PRINCIPAL AMOUNT: on the stated maturity date, we will pay the holder of an offered note cash equal to 100% of the outstanding face amount of the note, unless an automatic exchange occurs

REFERENCE PRICE OF INDEX STOCK: E52.15 per share

EXCHANGE RATE: 17.7962 shares of index stock for each E1,000 of outstanding face amount exchanged, subject to anti-dilution adjustment. Upon an automatic exchange, we may, in our sole discretion, elect to pay the cash value of the index stock we would otherwise be obligated to deliver, as described in the accompanying prospectus supplement no. 373

NO VOLUNTARY EXCHANGE RIGHT: the holder will not be entitled to elect to exchange the outstanding face amount of the note, in whole or in part, at any time, for index stock at the exchange rate; provided, however, that the holder will be entitled to the benefit, if any, of an automatic exchange. The voluntary exchange provisions described under "General Terms of the Exchangeable
Notes -- Holder's Exchange Right" and throughout the accompanying prospectus supplement no. 373 will not apply to your note.

NO ISSUER CALL RIGHT: we will not be permitted to redeem the notes at any time before the stated maturity date. The call provisions described under "General Terms of the Exchangeable Notes -- Our Call Right" and throughout the accompanying prospectus supplement no. 373, including provisions for an automatic exchange on a call date, will not apply to your note.

DENOMINATIONS: face amount of E1,000 and E1,000 integral multiples thereof

CUSIP NO.: 9FI123BA1

ISIN NO.: XS0208284637

COMMON CODE: 020828463

     Your investment in the notes involves certain risks. In particular, assuming no changes in market conditions or any other relevant factors, the value of your note on the date of this pricing supplement (as determined by reference to pricing models used by Goldman, Sachs & Co.) is significantly less than the original issue price. We encourage you to read "Additional Risk Factors Specific to Your Note" beginning on page S-2 of this pricing supplement and on page S-3 of the accompanying prospectus supplement no. 373 so that you may better understand those risks.

                             ----------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PRICING SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     Goldman Sachs may use this pricing supplement in the initial sale of the offered notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this pricing supplement in a market-making transaction in an offered note after its initial sale. UNLESS GOLDMAN SACHS OR ITS AGENT INFORMS THE PURCHASER OTHERWISE IN THE CONFIRMATION OF SALE, THIS PRICING SUPPLEMENT IS BEING USED IN A MARKET-MAKING TRANSACTION.

                              GOLDMAN, SACHS & CO.

                   PRICING SUPPLEMENT DATED DECEMBER 6, 2004.

                           -------------------------

DETERMINATION DATE:             The fifth business day prior to December 15,
                                2008 unless extended for up to five business days.

NO LISTING:                     The offered notes will not be listed on any
                                securities exchange or interdealer market quotation system.

ADDITIONAL RISK FACTORS
SPECIFIC TO YOUR NOTE:          ASSUMING NO CHANGES IN MARKET CONDITIONS OR ANY
                                OTHER RELEVANT FACTORS, THE VALUE OF YOUR NOTE
                                ON THE DATE OF THIS PRICING SUPPLEMENT (AS
                                DETERMINED BY REFERENCE TO PRICING MODELS USED
                                BY GOLDMAN, SACHS & CO.) IS SIGNIFICANTLY LESS
                                THAN THE ORIGINAL ISSUE PRICE

                                The value or quoted price of your note at any time, however, will reflect many factors and cannot be predicted. If Goldman, Sachs & Co. makes a market in the offered notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, and the quoted price could be higher or lower than the original issue price, and may be higher or lower than the value of your note as determined by reference to pricing models used by Goldman, Sachs & Co.

                                If at any time a third party dealer quotes a price to purchase your note or otherwise values your note, that price may be significantly different (higher or lower) than any price quoted by Goldman, Sachs & Co. You should read "Additional Risk Factors Specific to Your
                                Note -- The Market Price of Your Note May Be
                                Influenced by Many Unpredictable Factors" in the accompanying prospectus supplement no. 373.

                                Furthermore, if you sell your note, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

                                There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your note; and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See "Additional Risk Factors Specific to Your Note -- Your Note May Not Have an Active Trading Market" in the accompanying prospectus supplement no. 373.

                                YOUR NOTE IS DENOMINATED IN EURO AND THEREFORE, AN INVESTMENT IN YOUR NOTE IS SUBJECT TO CURRENCY RELATED RISKS

                                An investment in a non-U.S. dollar security may present currency related risks as described in "Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency" in the accompanying prospectus dated February 6, 2004.

                                YOUR NOTE IS LINKED TO BASF CORPORATION ORDINARY SHARES WHICH DO NOT TRADE IN THE UNITED STATES AND, THEREFORE, AN INVESTMENT IN YOUR NOTE IS SUBJECT TO RISKS ASSOCIATED WITH SECURITIES TRADED OUTSIDE THE UNITED STATES

                                While BASF Corporation American Depository
                                Shares ("ADS") are listed and traded in the United States, BASF

                                Corporation's ordinary shares are not. On the stated maturity date, you will have the right to receive BASF Corporation ordinary shares and not BASF Corporation ADSs. We may, however, at our sole option, elect to pay cash in exchange for your note on the stated maturity date, in which case you will have no right to receive any BASF Corporation ordinary shares on that date. BASF Corporation's ordinary shares trade on a foreign securities market, the Frankfurt Stock Exchange. The Frankfurt Stock Exchange may have less liquidity and be more volatile than U.S. or other securities markets and market developments may affect foreign markets differently from U.S or other securities markets, all of which may adversely affect the trading price of the BASF Corporation ordinary shares or impair your ability to buy or sell BASF Corporation ordinary shares.

BASF CORPORATION:               According to its publicly available documents,
                                BASF Corporation is a transnational chemical company. Information filed with the SEC by BASF
                                Corporation under the Exchange Act can be located by referencing its SEC file number: 001-
                                15050.

HISTORICAL TRADING PRICE
INFORMATION:                    The index stock is traded on the Frankfurt Stock
                                Exchange under the symbol "BAS". The following table shows the quarterly high, low and final closing prices for the index stock as traded on the Frankfurt Stock Exchange for the four calendar quarters in each of 2002 and 2003 and for the four calendar quarters in 2004, through December 6, 2004. The index stock prices are quoted in euros. We obtained the trading price information shown below from Bloomberg Financial
                                Services, without independent verification.

                                The actual performance of the index stock over the life of the offered notes may bear little relation to the historical trading prices of the index stock shown below.

                                                                            HIGH      LOW      CLOSE
                                                                           ------    ------    ------
                                 2002
                                   Quarter ended March 31................   47.56     40.75     46.59
                                   Quarter ended June 30.................   49.80     44.05     47.15
                                   Quarter ended September 30............   47.70     35.90     35.90
                                   Quarter ended December 31.............   40.79     32.90     36.08
                                 2003
                                   Quarter ended March 31................   39.25     28.41     34.11
                                   Quarter ended June 30.................   40.52     33.81     37.20
                                   Quarter ended September 30............   43.05     36.52     37.70
                                   Quarter ended December 31.............   44.58     37.55     44.58
                                 2004
                                   Quarter ended March 31................   45.61     40.20     41.35
                                   Quarter ended June 30.................   45.00     40.55     44.06
                                   Quarter ended September 30............   47.71     42.55     47.30
                                   Quarter ending December 31 (through
                                     December 6, 2004)...................   52.40     46.70     52.40
                                   Closing price on December 6, 2004.....                       52.40

                                As indicated above, the market price of the index stock has been highly volatile during recent periods. It is impossible to predict whether the price of the index stock will rise or fall, and you should not view the historical prices of the index stock as an indication of future performance. See "Additional Risk Factors Specific to Your Note -- The Market Price of Your Note May Be Influenced by Many Unpredictable Factors" in the accompanying prospectus supplement no. 373.

HYPOTHETICAL RETURNS TABLE:     In the table below, we compare the total pretax
                                return on owning the index stock to the total pretax return on owning your note, in each case during the period from the trade date to the stated maturity date. The information in the table is based on hypothetical market values for the index stock and your note at the end of this period, and on the key terms and assumptions stated in the box below.

                                The index stock has been highly volatile in the past and its performance cannot be predicted for any future period. The actual performance of the index stock over the life of the offered notes, as well as the amount payable at maturity, may bear little relation to the historical trading prices of the index stock shown above or to the hypothetical return examples shown below.

                                           KEY TERMS AND ASSUMPTIONS

                                 Original issue price, expressed as a percentage of
                                   the face amount                                                 100%
                                 Exchange rate per E1,000 of outstanding face amount    17.7962 shares
                                 Reference price of index stock                       E52.15 per share
                                 Annual index stock dividend yield, expressed as a
                                   percentage of the reference price of the index
                                   stock (assumed)                                                 0.0%
                                 Automatic exchange in full on the stated maturity
                                   date (assumed)
                                 No anti-dilution adjustments to exchange rate
                                   (assumed)
                                 No market disruption event occurs (assumed)

                                We calculate the total pretax return on your note based on the exchange rate of 17.7962 shares of the index stock for each E1,000 of the outstanding face amount of your note.

                                The closing price of the index stock must be, on the determination date, more than E56.19 per share in order for the holder of a note to receive stock or cash having a value in excess of the principal amount (100% of the outstanding face amount) on the stated maturity date. This closing price is higher than the reference price of E52.15 per share.

                                The following table assumes that no dividends will be paid on the index stock, as shown in the box above, from the trade date to the stated maturity date. We do not know, however, whether or to what extent the issuer of the index stock will pay dividends in the future. These are matters that will be determined by the issuer of the index stock and not by us. Consequently, the amount of dividends actually paid on the index stock by its issuer, and, therefore, the rate of pretax return on the index stock during the life of the offered notes, may differ substantially from the information reflected in the table below.

                                                   INDEX STOCK                               YOUR NOTE
                                 -----------------------------------------------   ------------------------------
                                                   HYPOTHETICAL     HYPOTHETICAL    HYPOTHETICAL
                                 HYPOTHETICAL    CLOSING PRICE ON   PRETAX TOTAL   MARKET VALUE ON   HYPOTHETICAL
                                 CLOSING PRICE   STATED MATURITY     RETURN ON     STATED MATURITY   PRETAX TOTAL
                                   ON STATED       DATE AS % OF      THE INDEX      DATE AS % OF      RETURN ON
                                 MATURITY DATE   REFERENCE PRICE       STOCK         FACE AMOUNT      YOUR NOTE
                                 -------------   ----------------   ------------   ---------------   ------------
                                        --                 0%          -100.0%          100.0%            0.0%
                                     26.08                50%           -50.0%          100.0%            0.0%
                                     31.29                60%           -40.0%          100.0%            0.0%
                                     36.51                70%           -30.0%          100.0%            0.0%
                                     41.72                80%           -20.0%          100.0%            0.0%
                                     46.94                90%           -10.0%          100.0%            0.0%
                                     52.15               100%             0.0%          100.0%            0.0%
                                     56.19            107.75%             7.7%          100.0%            0.0%
                                     57.37               110%            10.0%          102.1%            2.1%
                                     62.58               120%            20.0%          111.4%           11.4%
                                     67.80               130%            30.0%          120.6%           20.6%
                                     73.01               140%            40.0%          129.9%           29.9%
                                     78.23               150%            50.0%          139.2%           39.2%
                                     83.44               160%            60.0%          148.5%           48.5%
                                     88.66               170%            70.0%          157.8%           57.8%
                                     93.87               180%            80.0%          167.1%           67.1%
                                     99.09               190%            90.0%          176.3%           76.3%
                                    104.30               200%           100.0%          185.6%           85.6%

                                The hypothetical pretax total return on the index stock represents the difference between
                                (a) the hypothetical closing price of one share of index stock on the stated maturity date plus the dividends, if any, that would be paid on one share of the index stock at the assumed dividend yield rate, which is 0.0%, during the period from the trade date to the stated maturity date, without reinvestment of those dividends, and (b) the reference price of the index stock. This difference is expressed as a percentage of the reference price.

                                The hypothetical pretax total return on your note represents the difference between (a) the hypothetical market value of your note on the stated maturity date and (b) the original issue price of your note. This difference is expressed as a percentage of the original issue price of your note.

                                We have assumed that the market value of your note on the stated maturity date will equal the greater of the principal amount (100% of outstanding face amount) of your note and the cash value (based on the hypothetical closing prices shown above) of the index stock that we would be obligated to deliver on that date in an automatic exchange of your note. There will be no automatic exchange on the stated maturity date, however, unless that cash value exceeds the sum of the outstanding principal amount of your note. We have assumed that, unless that cash value exceeds that sum, the market value of your note on the stated maturity date will equal the principal amount.

                                We have also assumed that the closing price of the index stock will be the same on the determination date and the stated maturity date. Because the amount of stock that we will deliver on your note on the stated maturity date will depend on the closing price of the index stock on the determination date, changes in the closing price between the determination date and the stated maturity date could cause the pretax returns on your note to be substantially different from those reflected in the table above.

                                The actual market value of your note on the stated maturity date or at any other time, including any time you may wish to sell your note, may bear little or no relation to the hypothetical values shown above, and those values should not be viewed as an indication of the financial return on an investment in the offered notes or on an investment in the index stock. The pretax rates of return shown above are entirely hypothetical; they are based on market values that may not be achieved on the relevant date and on assumptions that may prove to be erroneous and do not take into account the effects of any applicable taxes. Please read "Additional Risk Factors Specific to Your Note" and "Hypothetical Returns on Your Note" in the accompanying prospectus supplement no. 373.

                                Payments on this note are economically
                                equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the note are economically equivalent to the amounts that would be paid on a combination of an interest-bearing bond and an option, in each case, bought by the holder (with an implicit option premium paid over time by the holder). The discussion in this paragraph does not modify or affect the terms of the note or the United States income tax treatment of the note as described under "Supplemental Discussion of Federal Income Tax Consequences" in the accompanying prospectus supplement no. 373.

HEDGING: In anticipation of the sale of the offered notes, we and/or our affiliates have entered into hedging transactions involving purchases of the index stock on the trade date. For a description of how our hedging and other trading activities may affect the value of your note, see "Additional Risk Factors Specific to Your Note -- Our Business Activities May Create Conflicts of Interest Between You and Us" and "Use of Proceeds and Hedging" in the accompanying prospectus supplement no. 373.

EXCHANGE RATE AGENT:            Holders will not be entitled to receive payments
                                on the notes in any currency other than euros, except that, if euros are unavailable for a payment due to circumstances beyond our control, such as the imposition of exchange controls or a disruption in the currency markets, we will be entitled to satisfy our obligation to make the payment in euros by making the payment in U.S.
                                dollars, on the basis of the exchange rate determined by the exchange rate agent, in its sole discretion. Goldman, Sachs & Co., our affiliate, is currently serving as the exchange rate agent for the offered notes. We may change the exchange rate agent from time to time after the original issue date of the notes without your consent and without notifying you of the change. See "Description of Debt Securities We
                                May Offer -- Payment Mechanics for Debt
                                Securities" in the accompanying prospectus dated
                                February 6, 2004.

FORM AND SETTLEMENT:            We will issue the offered notes as global notes
                                registered in the name of a nominee of Euroclear
                                Bank S.A./N.V., as operator of the Euroclear system (Euroclear). Investors may hold book-entry interests in a global note through organizations that participate, directly or indirectly, in the Euroclear system. Book-entry interests in the notes and all transfers relating to the offered notes will be reflected in the book-entry records of Euroclear. The initial depositary for Euroclear will be The
                                Bank of New York (London). The Depository Trust
                                Company will not be the depositary for the offered notes, and, accordingly, the reference to "DTC" in the first sentence under the subsection "General Terms of the Exchangeable
                                Notes -- Form and Denomination" in the
                                accompanying prospectus supplement no. 373 will not apply to your note.

                                The distribution of the offered notes will be cleared through Euroclear. Any secondary market trading of book-entry interests in the offered notes will take place through Euroclear and will settle in same-day funds. Owners of book-entry interests in the notes will receive payments relating to their notes in euro. See "Legal Ownership and Book-Entry Issuance -- Considerations Relating to Euroclear and Clearstream" and "Legal Ownership and Book-Entry Issuance -- Special Timing Considerations for Transactions in Euroclear and Clearstream" in the accompanying prospectus dated February 6, 2004.

                                Euroclear has established electronic securities and payment transfer, processing, depositary and custodial links among itself and others, either directly or through custodians and depositaries. These links allow securities to be issued, held and transferred among the clearing systems without the physical transfer of certificates. Special procedures to facilitate clearance and settlement have been established to trade securities across borders in the secondary market.

                                The policies of Euroclear will govern payments, transfers, exchanges and other matters relating to the investor's interest in securities held by them. We have no responsibility for any aspect of the records kept by Euroclear or any of their direct or indirect participants. We also do not supervise the clearing system in any way.

                                Euroclear and its participants perform these clearance and settlement functions under agreements they have made with one another or with their customers. You should be aware that they are not obligated to perform or continue to perform these procedures and may modify them or discontinue them at any time.

SUPPLEMENTAL DISCUSSION OF
FEDERAL INCOME TAX
CONSEQUENCES:                   The following section supplements the discussion
                                of U.S. federal income taxation in the
                                accompanying prospectus dated February 6, 2004 and prospectus supplement no. 373, and is the opinion of Sullivan & Cromwell LLP, special tax counsel to The Goldman Sachs Group, Inc. It describes the special foreign currency exchange rules that apply to United States holders (as defined in the accompanying prospectus supplement no. 373) of notes whose functional currency is the U.S. dollar. It does not apply to United States Alien Holders (as defined in the accompanying prospectus supplement no. 373), who are not subject to these special rules.

                                Although the discussion of U.S. federal income taxation in the accompanying prospectus dated February 6, 2004 and prospectus supplement no. 373 are generally applicable to your notes, special rules apply regarding when and how to translate amounts received or accrued on your note in euro into U.S. dollars. Because these rules are complex, you should consult your tax advisor regarding the application of these rules in your particular circumstances.

                                In general, the comparable yield and projected payment schedule will be determined in euro. Interest will be accrued in euro and converted into U.S. dollars at the average exchange rate for the accrual period. Alternatively, you may elect to use the spot rate on the last day of the accrual period or, in the case of an accrual period that spans two taxable years, the exchange rate in effect on the last day of the part of the period within the taxable year. If you elect to apply the spot rate method, it will apply to all debt instruments that you hold at the beginning of the first taxable year to which the election applies and to all debt instruments that you subsequently acquire, and you will not be able to revoke this election without the consent of the Internal Revenue Service.

                                Any net positive adjustment will be translated into U.S. dollars at the spot rate on the last day of the taxable year in which the adjustment is taken into account, or, if earlier, the date you sell or otherwise dispose of your note. Any net negative adjustment will first reduce accrued interest

                                (as determined in euro) for the current taxable year and then accrued but unpaid interest accrued in each successive prior year (translated into U.S. dollars at the same rate used in those years). Any remaining negative adjustment will be carried forward in euro and will be applied to reduce interest accruals in subsequent years. Taxpayers should consult their tax advisors regarding special rules relating to and arising out of translating any negative adjustment carryforward.

                                Your initial basis will be determined by translating the amount paid to acquire your note in euro into U.S. dollars at the spot rate on the date your note was issued or, if later, acquired. Your basis will be increased by the U.S. dollar amount of any interest accrued on your note.

                                In general, if you are an initial purchaser of a note at its original issue price and hold your note until maturity, you will be required to translate the amount realized by separating the amount in euro into the component parts of interest and principal that make up your adjusted basis prior to translation. The amount realized should first be translated by reference to the component parts of basis consisting of accrued interest during your holding period (ordering such amounts on a last-in-first-out basis), and then principal.

                                If you are an initial purchaser of a note at its original issue price and you sell or exchange your note before maturity, your amount realized should first be translated by reference to the principal component of basis and then to the component of basis consisting of accrued interest (ordering such amounts on a first-in-first-out basis). Any gain recognized upon a sale or exchange before maturity will be translated into U.S. dollars at the spot rate on the payment date.

                                If you purchase your notes at a price other than the adjusted issue price, special rules will apply to translate the difference between the amount you paid and the adjusted issue price. You should consult your tax advisor regarding the application of these rules in your particular circumstances.